Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of

AutoNation 401(k) Plan:

We consent to the incorporation by reference in the registration statements (No. 333-42891 and 333-90819) on Form S-8 of AutoNation, Inc. of our report dated June 24, 2011, with respect to the statements of net assets available for benefits of the AutoNation 401(k) Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the AutoNation 401(k) Plan.

/s/ KPMG LLP

June 24, 2011

Fort Lauderdale, Florida

Certified Public Accountants